425 1 d261075d425.htm RULE 425

Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

M011812

Northeast Utilities P.O. Box 270 Hartford, CT 06141-0270 Charles W. Shivery Chairman, President and Chief Executive Officer

December 30, 2011

Dear fellow NU shareholder:

Enclosed is your fourth quarter dividend check or direct deposit statement or notification of the reinvestment of your dividend in additional NU shares. You will notice that, unlike previous years, we have not enclosed a copy of your 1099-DIV statement with your fourth quarter dividend. That statement will be mailed to you separately in early January.

I am pleased to say that we continue to move forward on a number of the investment initiatives we have described to you previously. As of the date I am writing this letter, we are awaiting clearance from the Massachusetts Department of Public Utilities (DPU) and the Nuclear Regulatory Commission (NRC) on

our pending merger with NSTAR. We received all other approvals in 2011 and are expecting NRC sign-off shortly and DPU approval in early 2012. We continue to believe that the merger will provide significant benefits to customers of both companies, to the New England region as a whole, and to NU shareholders.

As a reminder, once the merger is completed, NU has to increase its first quarterly dividend to at least the level of the NSTAR dividend, adjusted for the exchange ratio. Based on NSTAR’s most recent dividend, that change would result in an increase in your quarterly dividend of about 18 percent, from the 27.5 cents per share we paid each quarter of 2011 to approximately 32.5 cents per share. We will continue to provide you with updates of our progress towards consummating the merger as we move forward.

We continue to make significant progress on our major capital investment projects. During the fall, our $422 million Clean Air Project at Public Service Company of New Hampshire’s coal-fired Merrimack Station, commenced operation. The facility is now significantly reducing emissions of sulfur and mercury at our largest generating station. In November, Yankee Gas completed its $54 million Waterbury-to-Wallingford gas pipeline project. Both of those projects were below budget and on or ahead of schedule. Connecticut Light and Power and Western Massachusetts Electric continue to progress with their $718 million Greater Springfield Reliability electric transmission project, and it is on target for completion in late 2013. Also, we expect to report our year-end 2011 financial results in late February. During the first three quarters of 2011, we earned $281.4 million, or $1.58 per share, compared with earnings of $258.7 million, or $1.46 per share, in the first three quarters of 2010.

I would be remiss if I didn’t also mention how proud I am of the effort of thousands of our employees following the devastating damage that Tropical Storm Irene and a late October snowstorm inflicted on our electric system. The two storms were the two worst in our history and they occurred only nine weeks apart. Our employees worked very long hours in very difficult conditions to restore power safely to more than 2 million customers between the two storms. There are many lessons we have learned from those storms that we will implement over the coming year. But if you were one of those customers who were affected by either or both storms, we thank you for your patience and understanding.

Finally, I want to let you know that effective at the beginning of 2012, our long-time stock transfer agent, BNY Mellon, will be selling its transfer agent business to Computershare, a world leader in the field.

There is no action you need to take as a result of this change, but we believe there will be several benefits, including the implementation of lower dividend reinvestment and optional cash purchase fees for you beginning in early 2012. We will inform you of these changes once they are implemented.

In the meantime, we hope you had a good holiday season and are looking forward to 2012.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”